

16021556

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAY 27 2016
Washington DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-46844 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2015 (MM/DD/YY) AND ENDING 03/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Purshe Kaplan Sterling Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Corporate Woods Blvd
(No. and Street)

| Albany | NY | 12211 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Peter Purcell — 518-436-3536
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slocum DeAngelus & Associates P. C.
(Name – *if individual, state last, first, middle name*)

| 974 Albany Shaker Road | Latham, | NY | 12210 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 27 2016
DIVISION OF TRADING & MARKETS

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, J. Peter Purcell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Purshe Kaplan Sterling Investments, Inc., as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE M. FLOUTON
Notary Public, State of New York
No. 01FL5068617
Qualified in Schenectady County
Commission Expires ~~Nov. 4, 20~~ 1/8/2019

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PURSHE KAPLAN STERLING INVESTMENTS, INC.

## FINANCIAL STATEMENTS
## AND
## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## MARCH 31, 2016 AND 2015

PURSHE KAPLAN STERLING INVESTMENTS, INC.

TABLE OF CONTENTS

# SLOCUM DEANGELUS & ASSOCIATES PC

CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.

GERALD A. DEANGELUS, C.P.A.

VICTORIA J. VETSCH, C.P.A.

MICHAEL J. RYAN, C.P.A.

ALYSSA M. RIVENBURG, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

**ALBANY OFFICE:**
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

**SCHENECTADY OFFICE:**
518.372.5451


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying balance sheets of Purshe Kaplan Sterling Investments, Inc. (a New York corporation) as of March 31, 2016 and 2015, and the related statements of income, changes in stockholder's equity and changes in liabilities subordinated to the general claims of creditors and cash flows for the years then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Purshe Kaplan Sterling Investments, Inc as of March 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Slocum, DeAngelus & Associates, P.C.

**Slocum DeAngelus & Associates, P.C.**

May 13, 2016
Albany, New York

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2016 AND 2015

## ASSETS

| | 2016 | 2015 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 3,110,020 | $ 2,676,254 |
| Receivables - | | |
| Clearing broker | 229,796 | 311,922 |
| Accrued commissions | 5,586,688 | 5,208,211 |
| Other | 31,449 | 26,621 |
| Prepaid income taxes | 56,462 | 4,282 |
| Prepaid expenses | 26,212 | 147,472 |
| Total current assets | 9,040,627 | 8,374,762 |
| FURNITURE AND EQUIPMENT, net of accumulated depreciation of $ 403,760 and $ 317,661 in 2016 and 2015, respectively | 333,800 | 356,010 |
| OTHER ASSETS | | |
| Cash deposited with clearing broker | 175,000 | 175,000 |
| Security deposits | 17,982 | 16,882 |
| Total other assets | 192,982 | 191,882 |
| TOTAL ASSETS | $ 9,567,409 | $ 8,922,654 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2016 | 2015 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accounts payable and accrued expenses | $ 7,385,298 | $ 6,821,567 |
| Income taxes payable | 2,521 | 7,434 |
| Total current liabilities | 7,387,819 | 6,829,001 |
| LONG-TERM LIABILITIES | | |
| Deferred income taxes | 96,802 | 103,243 |
| Subordinated loan – Parent company | 150,000 | 150,000 |
| Total long-term liabilities | 246,802 | 253,243 |
| TOTAL LIABILITIES | 7,634,621 | 7,082,244 |
| COMMITMENTS AND CONTINGENCIES | | |
| STOCKHOLDER'S EQUITY | | |
| Common stock, 200 shares no par value authorized, issued and outstanding | 10,000 | 10,000 |
| Additional paid in capital | 119,028 | 119,028 |
| Retained earnings | 1,803,760 | 1,711,382 |
| Total stockholder's equity | 1,932,788 | 1,840,410 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 9,567,409 | $ 8,922,654 |

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

| | 2016 | 2015 |
|---|---|---|
| REVENUES | | |
| Mutual fund commissions | $ 37,661,652 | $ 36,234,493 |
| Variable annuities, insurance and other product commissions | 16,498,226 | 17,147,704 |
| Securities commissions | 4,327,378 | 5,209,498 |
| Fee income | 799,143 | 723,608 |
| Interest and other income | 72,988 | 50,997 |
| Total revenues | 59,359,387 | 59,366,300 |
| COST OF REVENUES (Supplementary schedule) | 48,865,057 | 49,223,996 |
| GROSS PROFIT | 10,494,330 | 10,142,304 |
| OPERATING EXPENSES | | |
| Rent | 421,740 | 410,704 |
| Administrative payroll and benefits | 3,848,677 | 3,556,247 |
| General and administrative (Supplementary schedule) | 6,025,576 | 5,602,215 |
| Total operating expenses | 10,295,993 | 9,569,166 |
| NET INCOME FROM OPERATIONS | 198,337 | 573,138 |
| INTEREST EXPENSE | (22,875) | (22,813) |
| PROVISION FOR TAXES | (83,084) | (217,156) |
| NET INCOME | $ 92,378 | $ 333,169 |

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND
CHANGES IN LIABILITIES SUBORDINATED TO THE GENERAL CLAIMS OF CREDITORS
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

| | Common Stock | Additional Paid In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance-March 31, 2014 | $ 10,000 | $ 119,028 | $ 1,378,213 | $ 1,507,241 |
| Net income | -0- | -0- | 333,169 | 333,169 |
| Balance-March 31, 2015 | 10,000 | 119,028 | 1,711,382 | 1,840,410 |
| Net income | -0- | -0- | 92,378 | 92,378 |
| Balance-March 31, 2016 | $ 10,000 | $ 119,028 | $ 1,803,760 | $ 1,932,788 |

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | |
|---|---|
| Balance – March 31, 2015 | $ 150,000 |
| Additional Loans | -0- |
| Balance – March 31, 2016 | $ 150,000 |

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

| | 2016 | 2015 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ 92,378 | $ 333,169 |
| Adjustments to reconcile net income to net cash provided by operations: | | |
| Depreciation | 108,596 | 96,961 |
| (Increase) decrease in: | | |
| Receivables - | | |
| Clearing broker | 82,126 | (12,229) |
| Accrued commissions | (378,477) | (486,091) |
| Other | (4,828) | 2,214 |
| Prepaid income taxes | (52,180) | (4,282) |
| Prepaid expenses | 121,260 | (128,202) |
| Security deposits | (1,100) | -0- |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | 563,731 | 538,709 |
| Deferred income taxes | (6,441) | 19,630 |
| Income taxes payable | (4,913) | (54,428) |
| Net cash provided by operating activities | 520,152 | 305,451 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase furniture and equipment | (86,386) | (164,649) |
| CASH FLOW FROM FINANCING ACTIVITIES | | |
| Principal payments on long term debt | -0- | (3,402) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 433,766 | 137,400 |
| CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR | 2,676,254 | 2,538,854 |
| CASH AND CASH EQUIVALENTS – END OF YEAR | $ 3,110,020 | $ 2,676,254 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

| | 2016 | 2015 |
|---|---|---|
| INCOME TAXES PAID | | |
| Provision for income taxes per statement of income | $ 83,084 | $ 217,156 |
| Adjustments related to prepaid income taxes | 52,180 | 4,282 |
| Adjustments related to deferred income taxes | 6,441 | (19,630) |
| Adjustments related to income taxes payable | 4,913 | 54,428 |
| TOTAL INCOME TAXES PAID | $ 146,618 | $ 256,236 |
| INTEREST PAID | $ 22,875 | $ 22,813 |

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY INCOME STATEMENT SCHEDULES
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

| | 2016 | 2015 |
|---|---|---|
| COST OF REVENUES | | |
| Independent agent commissions | $ 41,514,872 | $ 41,805,336 |
| Sales and trading salaries | 2,840,114 | 3,120,277 |
| Professional liability insurance | 1,898,102 | 1,558,376 |
| Fees and regulatory | 1,191,853 | 1,258,326 |
| Clearing and execution | 537,610 | 644,525 |
| Payroll taxes and benefits | 716,876 | 650,536 |
| Retirement plan | 165,630 | 186,620 |
| Total cost of revenues | $ 48,865,057 | $ 49,223,996 |
| GENERAL AND ADMINISTRATIVE | | |
| Management services | $ 4,007,307 | $ 3,510,759 |
| Communication and technology | 733,730 | 619,271 |
| Payroll and data processing | 224,148 | 216,250 |
| Insurance | 135,342 | 129,610 |
| Travel | 116,952 | 131,178 |
| Depreciation | 108,596 | 96,961 |
| Postage | 98,545 | 97,312 |
| Professional fees | 89,153 | 232,466 |
| Computer supplies | 88,401 | 92,277 |
| Meals and entertainment | 87,152 | 86,505 |
| Office | 47,706 | 85,158 |
| Telephone | 56,538 | 54,873 |
| Customer statements | 55,703 | 53,934 |
| Training and education | 46,703 | 53,734 |
| Utilities | 40,767 | 48,006 |
| Other | 32,867 | 47,236 |
| Advertising and promotion | 18,492 | 23,353 |
| Equipment rental and repair | 37,474 | 23,332 |
| Total general and administrative | $ 6,025,576 | $ 5,602,215 |

The accompanying notes are an integral part of the financial statements.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Purshe Kaplan Sterling Investments, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

### NATURE OF OPERATIONS

The Company is a broker/dealer of securities registered under the Securities Exchange Act of 1934. The Company clears all of its customers' transactions through National Financial Services, LLC, ("NFS") another registered broker/dealer, on a fully disclosed basis. The Company has a deposit with NFS of $ 175,000 pursuant to its clearing agreement.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company", a New York State limited liability company).

### METHOD OF ACCOUNTING

The Company records its revenue on the accrual basis of accounting. Revenues and related broker expenses are recorded on a trade date basis as securities transactions occur.

### REVENUE RECOGNITION

Revenues are comprised of commission-based products for which we and our registered representatives receive an upfront commission and, for certain products, a trailing commission and fee income for administrative services. Our brokerage offerings include mutual funds, equities, variable and fixed annuities, alternative investments such as non-traded real estate investment trusts and business development companies, retirement and 529 education savings plans, fixed income and insurance.

### CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Money market fund cash balances are included as cash and cash equivalents.

### ACCOUNTS RECEIVABLE

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If, in the future, management determines that amounts may be uncollectible, an allowance will be established and operations will be charged when that determination is made.

### DEPRECIATION

Depreciation is provided by using the straight-line method for book purposes and accelerated rates for income tax purposes over varying useful lives from 3 to 7 years. Depreciation expense totaled $ 108,596 and $ 96,961 for the years ended March 31, 2016 and 2015, respectively.

### USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

### COMPENSATED ABSENCES

Compensated absences are paid as incurred on an annual basis and do not carry over to future years. Accordingly, no accrual for such costs has been made in these statements.

See Report of Independent Registered Public Accounting Firm

INCOME TAXES

We account for income taxes under the assets and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. The Company provides for income taxes using the applicable statutory rates. The components of income taxes for the years ended March 31, 2016 and 2015 are as follows:

| | 2016 | 2015 |
|---|---|---|
| Current income tax expense | $ 89,525 | $ 197,526 |
| Deferred income tax (benefit) expense | (6,441) | 19,630 |
| Total income tax expense | $ 83,084 | $ 217,156 |

The Company does business in most states within the United States and accordingly, pays a minimum tax to each of them.

Deferred income taxes relate to certain items being depreciated at an accelerated rate for income tax purposes and at the straight-line rate for book purposes resulting in a future tax liability.

SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 13, 2016, which is the date the financial statements were available to be issued.

(2) COMMITMENTS

The Company is headquartered in Albany, New York. The Company also maintains a disaster recovery site in Latham, New York and a Co-location for data in Albany, New York. All premises are leased under the terms of non-cancelable operating leases.

| Location | Expiration Date | Base Annual Rent |
|---|---|---|
| Albany, New York | October 31, 2019 | $ 440,913 |
| Albany, New York | June 30, 2018 | 27,300 |
| Latham, New York | March 31, 2020 | 13,200 |

Base annual rent does not include contractually billed additional incurred operating expenses. The Company has entered into sub-leasing agreements with other affiliated companies and received $ 72,467 and $ 61,354 for the years ended March 31, 2016 and 2015, respectively. Rent is shown net of sublease income on the statements of income.

(2) COMMITMENTS (CONTINUED)

The future aggregate minimum rental payments under all leases are as follows:

| Year Ended March 31, | Amount |
|---|---|
| 2017 | $ 481,413 |
| 2018 | 481,413 |
| 2019 | 278,424 |
| 2020 | 14,400 |

(3) RETIREMENT PLAN

The Company maintains a 401(K) retirement plan for the benefit of its employees. Contributions to the plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. Company contributions to the plan amounted to $165,630 and $ 186,620 in 2016 and 2015, respectively.

(4) RELATED PARTY TRANSACTIONS

The Company pays its Parent Company fees to cover management and other support costs. The total fees charged to the Company amounted to $ 4,370,000 and $ 3,770,000 in 2016 and 2015, respectively.

The Company receives reimbursement from two affiliates also owned by its parent company to cover operating costs. Reimbursements received for these costs totaled $ 1,444,995 and $ 1,281,622 in 2016 and 2015, respectively. Costs and expenses are shown net of these reimbursements on the statements of income.

The Company purchases certain of its insurance coverage against errors and omissions risk from a related company that is licensed and regulated under the laws of the British Virgin Islands. Independent registered representatives of PKS elect coverage from this affiliate or another carrier of their own choosing whose coverage meets PKS' adequacy standards. Policy premiums paid to this affiliate by PKS and by independent registered representatives of approximately $ 879,823 and $ 930,379 were paid in 2016 and 2015, respectively.

(5) LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

In September, 2005, the Company borrowed $ 150,000 from its parent company. The note and its related terms, which include interest at the annual rate of 15%, were found acceptable by FINRA as a satisfactory subordination agreement. Accordingly, the note principal amount is allowed as net capital in the computation described in Note (8). Interest paid pursuant to the subordination agreement was $22,875 and $22,813 for 2016 and 2015, respectively.

## (6) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital of $ 250,000. Additionally, aggregate indebtedness can not exceed 1500% of net capital.

| | 2016 | 2015 |
|---|---|---|
| Computed net capital, including subordinated note | $ 985,714 | $ 830,787 |
| Aggregate indebtedness, excluding subordinated note | 759% | 834% |

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required to be made.

The Company is under contractual obligation with its clearing broker to maintain net capital of $ 750,000 and $ 350,000 for 2016 and 2015, respectively.

## (7) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

## (8) CONTINGENCIES

In February 2016, the Financial Institutions Regulatory Authority (FINRA) commenced an enforcement action against the Company. FINRA alleges that the Company failed to offer the correct breakpoint discounts with respect to sales of various REITs to an institutional customer in the amount of approximately $3.3 million, and that the total commissions of these sales in the amount of approximately $11 million were not properly disclosed by the selling registered representative to that customer. The Company believes it has meritorious defenses against these allegations and intends to vigorously defend itself. This matter is in the early stages of litigation, is tentatively scheduled to be heard around March 2017, and no estimate of either the likelihood or liability of an outcome can be made at this time.

The Company has also been named as a defendant in other complaints which are in various stages of litigation. The Company is defending itself vigorously in these actions, each of which separately and in the aggregate are not likely to have a material impact on the financial position of the Company, and are adequately insured by an affiliate of the Company.

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

ALYSSA M. RIVENBURG, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying financial statements of Purshe Kaplan Sterling Investments, Inc. as of and for the years ended March 31, 2016 and 2015, and have issued our report thereon dated May 13, 2016. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. The supplementary information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Slocum, DeAngelus & Associates, P.C.

**SLOCUM DeANGELUS & ASSOCIATES, P.C.**

May 13, 2016
Albany, New York

EXHIBIT I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

| | 2016 | 2015 |
|---|---|---|
| Total stockholder's equity | $ 1,932,788 | $ 1,840,410 |
| Add- Liabilities subordinated to claims of creditors | 150,000 | 150,000 |
| Total stockholder's equity | 2,082,788 | 1,990,410 |
| Deductions - | | |
| Commissions aged or unallowable | 608,077 | 565,673 |
| Other receivables | 31,449 | 26,621 |
| Security deposits | 17,982 | 16,882 |
| Funds reserved for regulatory fees | 14,670 | 17,481 |
| Prepaid expenses | 82,674 | 151,754 |
| Fixed assets | 333,800 | 356,010 |
| Total deductions | 1,088,652 | 1,134,421 |
| Net capital before haircuts on money market accounts | 994,136 | 855,989 |
| Haircuts on money market accounts | 8,422 | 25,884 |
| Net capital | 985,714 | 830,105 |
| Net capital requirement (Based on aggregate indebtedness if greater than $250,000) | 498,975 | 462,150 |
| Excess net capital | $ 486,739 | $ 367,955 |

AGGREGATE INDEBTEDNESS

| | 2016 | 2015 |
|---|---|---|
| Accounts payable and accrued expenses | $ 7,385,298 | $ 6,821,567 |
| Income tax payable | 99,323 | 110,677 |
| Total aggregate indebtedness | $ 7,484,621 | $ 6,932,244 |
| Ratio of aggregate indebtedness to net capital | 7.59 to 1.00 | 8.34 to 1.00 |

Note: There are no material differences between the preceding computation and the companies corresponding unaudited part II of form X-17a-5 as of March 31, 2016 and 2015.

# SLOCUM DeANGELUS & ASSOCIATES PC

CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.

GERALD A. DeANGELUS, C.P.A.

VICTORIA J. VETSCH, C.P.A.

MICHAEL J. RYAN, C.P.A.

ALYSSA M. RIVENBURG, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451


## REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have reviewed management's statements, included in the accompanying exemption report, in which Purshe Kaplan Sterling Investments Inc., identified the following provisions of 17 C.F. R. Section 15c3-3(k) under which Purshe Kaplan Sterling Investments Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3(k)(2)(i), and Purshe Kaplan Sterling Investments Inc., stated that Purshe Kaplan Sterling Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Purshe Kaplan Sterling Investments management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, include inquiries and other required procedures to obtain evidence about Purshe Kaplan Sterling Investments Inc.'s, compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is to the expression of an opinion on managements statements. Accordingly, we do not express such an opinion.

Based on our review we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set for the in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

Slocum, DeAngelus & Associates, P.C.
**SLOCUM, DeANGELUS & ASSOCIATES, P.C.**

May 13, 2016
Albany, New York


PURSHE KAPLAN STERLING
PKS
INVESTMENTS

# PURSHE KAPLAN STERLING INVESTMENTS INC. EXEMPTION REPORT

Purshe Kaplan Sterling Investments, Inc., is a registered broker-dealer subject to the Rule 17a5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, Purshe Kaplan Sterling Investments, Inc. states the following:

1. Purshe Kaplan Sterling Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2)(i).

2. Purshe Kaplan Sterling Investments, Inc. met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the year ended March 31, 2016.

Purshe Kaplan Sterling Investments, Inc.

I, J. Peter Purcell affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



J. Peter Purcell, CEO

May 13, 2016



18 Corporate Woods Boulevard
Albany, New York 12211
Member FINRA | SIPC
www.pksinvest.com
518 436-3536 | 800 801-6851
Facsimile 518 436-3868

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.
ALYSSA M. RIVENBURG, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2015 to March 31, 2016, which were agreed to by Purshe Kaplan Sterling Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Purshe Kaplan Sterling Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Purshe Kaplan Sterling Investments, Inc.'s management is responsible for Purshe Kaplan Sterling Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from their operating account noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2016, with revenues reported on the FOCUS reports for the period from April 1, 2015 to March 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the period from April 1, 2015 to March 31, 2016, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to the reconciliation of total revenue and deductions to determination of SIPC Net Operating Revenues noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers reconciliation of total revenue and deductions to determination of SIPC Net Operating Revenues supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Slocum, DeAngelus & Associates, P.C.
**SLOCUM DEANGELUS & ASSOCIATES, P.C.**

May 13, 2016
Albany, New York